Exhibit 99.1

XCHG LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 4, 2026

Notice is hereby given that XCHG Limited, a Cayman Islands exempted company (the “Company”), will hold its Extraordinary General Meeting of shareholders at 9:00 A.M., Central Standard time, on December 4, 2026 (10:00 A.M., Eastern time, on December 4, 2026) (the “Extraordinary Meeting”) at 19121 Marketplace Avenue, Building 2-Suite 2-145, Kyle, TX 78640, United States, to consider and, if thought fit, to pass, the following resolutions:

1.	As an ordinary resolution, to approve:

(i).

the increase of the authorized share capital of the Company from US$50,000.00 divided into 5,000,000,000 ordinary shares of USD0.00001 each, comprising (a) 4,258,745,553 Class A Ordinary Shares of par value of US$0.00001 each, and (b) 741,254,447 Class B Ordinary Shares of par value of US$0.00001 each to US$1,000,000 divided into 100,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 99,258,745,553 Class A Ordinary Shares of par value of US$0.00001 each, and (b) 741,254,447 Class B Ordinary Shares of par value of US$0.00001 each, by the creation of additional 95,000,000,000 Class A Ordinary Shares (the “Increase of Authorized Share Capital”);

(ii).

the Registered Office Provider be and is hereby authorized and instructed to make all necessary filings with the Registrar of Companies in the Cayman Islands in respect of the Increase of Authorized Share Capital.

2.	As a special resolution, to approve:

(i)

the amendment and restatement of the third memorandum and articles of association of the Company currently in effect (the “Current M&A”) by the deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company, annexed hereto as Appendix A (the “Amended and Restated Memorandum and Articles”).

Pursuant to the Amended and Restated Memorandum and Articles, each Class B Ordinary Share shall be entitled to two hundred (200) votes, instead of ten (10) votes, on all matters subject to vote at general meetings (including extraordinary general meetings) of the Company (the “Variation of Rights”), subject to obtaining the written consent of the holders of Class B Ordinary Shares in accordance with Article 58 of the Current M&A.

Only holders of Class A Ordinary Shares of a nominal or par value of US$0.00001 each (each carrying one (1) vote per share) and Class B Ordinary Shares of a nominal or par value of US$0.00001 each (each carrying ten (10) votes per share) of the Company (the “Ordinary Shares”) registered in the register of members at the close of business on November 10, 2026 (the “Record Date”), can vote at the Extraordinary Meeting or at any adjournment that may take place. Holders of American Depositary Shares (“ADSs”) as of the Record Date are entitled to instruct The Bank of New York Mellon, as the depositary bank, as to how to vote the underlying Class A Ordinary Shares represented by their ADSs, as further described in the proxy statement.

We cordially invite all holders of Ordinary Shares and ADSs to attend the Extraordinary Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting. If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Mr. Yifei Hou, 19121 Marketplace Avenue, Building 2-Suite 2-145, Kyle, TX 78640, United States and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

If you are a holder of ADSs as of the Record Date, you are entitled to provide voting instructions with respect to the underlying Class A Ordinary Shares represented by your ADSs through The Bank of New York Mellon, as depositary. The Bank of New York Mellon will distribute information regarding the Extraordinary Meeting and an ADS voting instruction card to registered ADS holders. If you hold ADSs through a brokerage firm, bank or other financial institution, you should follow the voting instructions provided by such intermediary. To ensure that your voting instructions are considered, please submit your voting instructions in accordance with the applicable procedures by 12:00 p.m. (New York City time) on November 30, 2026, as further described in the accompanying proxy statement.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F, from the Company’s website at https://investors.xcharge.com/ or by submitting a request to the Investor Relations department of the Company at ir@xcharge.com.

By Order of the Board of Directors,

/s/ Yifei Hou
Yifei Hou
Co-Chief Executive Officer
Date: November 10, 2026